Exhibit 2

Assignment and Assumption of Securities Purchase Agreement

This Assignment and Assumption of Securities Purchase Agreement (“Assignment”) is made as of September 23, 2026, by Howard Jonas (“Assignor”) and Chartwell Holding LLC (“Assignee”).

WHEREAS, Zedge, Inc. (the “Company”) and Assignor (as a Purchaser) entered into a Securities Purchase Agreement, on September 10, 2026 (“Agreement”). Capitalized terms used but not defined in this Assignment have the meanings given in the Purchase Agreement.

WHEREAS, Assignee is associated with Assignor and Assignor is an economic beneficiary of Assignee.

1. Assignment and assumption. Assignor assigns to Assignee all of Assignor’s rights as a Purchaser under the Agreement, including the right to receive the Common Shares and Warrants specified for Assignor in the Schedule of Purchasers. Assignee accepts the assignment and assumes and agrees to perform all of Assignor’s obligations as a Purchaser under the Agreement, including delivery of the Purchase Price.

2. Purchaser representations. Assignee makes to the Company the representations and warranties of a Purchaser in Section 2 of the Agreement as of the date of this Assignment and as of the Closing Date.

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment by their duly authorized representatives as of the date set forth above.

/s/ Howard Jonas
Howard Jonas

Chartwell Holding LLC

By:	/s/ Jonathan Gudema
Name:	Jonathan Gudema
Title:	Director

The Company hereby consents to this Assignment:

Zedge, Inc.

By:	/s/ Jonathan Reich
Jonathan Reich, Title: CEO